

July 10, 2009

Via Facsimile and U.S. Mail

Jay C. Peterson
Chief Financial Officer
Forgent Networks, Inc.
d/b/a Asure Software
108 Wild Basin Road
Austin, TX 78746

**Re: Revised Preliminary Proxy Statement on Schedule 14A
             Filed July 2, 2009
             File No. 0-20008**

**Definitive Soliciting Materials Filed on June 17 and July 1, 2009
File No. 0-20008**

Dear Mr. Peterson:

        We have conducted a limited review of the filings listed above and have the following comments.

Revised Preliminary Proxy Statement on Schedule 14A

Background to Current Solicitation, page 6

1.   We note your response to comment 1 and your revised disclosure. In particular, we note your disclosure that on June 1, 2009, the Company board announced in a press release that the special stockholders meeting to consider a going private proposal was cancelled. As provided for in the June 1, 2009 press release, please revise your document to state the reason the board determined to cancel the special meeting.

Dissident Slate of Nominees, page 6

2.   We note your response to comment 2 and your revised disclosure. In particular, we note your revised disclosure that your board unanimously determined not to nominate any of "Pinnacle's nominees because their *experience, character and background* are not on par with that of our nominees." (Emphasis added). With a view toward disclosure, please provide support to substantiate this statement.

Definitive Soliciting Materials Filed June 17, 2009

3.   We note your response to comment 15 and reissue the comment in part. As noted in our comment, each statement or assertion of opinion or belief must be clearly characterized as such. Please confirm your understanding as your definitive soliciting materials filed after the issuance of our initial June 24, 2009 comment letter does not satisfy this comment. Additionally, please note that characterizing a statement as an opinion or belief does not eliminate the need to provide a proper factual foundation for the statement as there must be a reasonable basis for each opinion or belief that Forgent expresses.

4.   We note your response to comment 16. However, we do not believe the supplemental documentation support the statement that "Pinnacle is attempting to seize control of your company without a tender offer, a deceptive tactic they have used to fool investors in other proxy contests." Please confirm that in future filings, you will refrain from using this and other similar statements.

Definitive Soliciting Materials Filed on July 1, 2009

5.   As previously noted in our comment letter dated June 24, 2009, you must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9. By way of example, the following problematic statements are representative of those that appear in your soliciting materials:

- "Assure Software Cautions Stockholders Not to Be Misled by the *Deceptive Tactics* and Statements of Red Oak Partners and Pinnacle Fund." (Emphasis added).
- The notion that the statements made by Red Oak Partners and Pinnacle Fund made "misleading statements" in their June 29, 2009 press release.
- " . . . Red Oak Partners, Pinnacle Fund and its portfolio manager, David Sandberg, are again perpetuating misperceptions and spreading false allegations about a company [Forgent] . . . in an attempt to gain unwarranted support for their effort to take control of the Company without paying a premium."
- The notion that Red Oak Partners has "a reputation for aggressively attacking companies for short-term gains . . . ."
- "We have found Pinnacle/Red Oak to be disingenuous in its communications with Asure stockholders, publicly stating several times that it did not desire to have Board representation, and then proceeding with a proxy contest."
- "Frankly, their inconsistent communications with the company indicate they lack true understanding of the business and our rapidly evolving markets."

Please do not use these or similar statements in your soliciting materials without providing a proper factual foundation for the statements. In addition, as to matters for which you do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation.

6.   The following are also representative of statements that require support, or require you to refrain from using in future filings:

- The notion that Pinnacle Fund and Red Oak Partners have a lack of experience with public companies in general.
- "Under the current Board's leadership since 2003, we have successfully integrated two strategic acquisitions — NetSimplicity and iEmployee — that serve high-growth, high-margin markets. We also divested the legacy businesses that were facing eroding market demand and relevancy. Since we started this transformation, we have eliminated 93% of expenses from the company."
- "Despite the recent harsh macroeconomic environment, we have reported solid financial and operational results in recent quarters and have outperformed our competitors."
- "We expect rapid profitable growth when the economy and our target markets rebound, with our objective to reach $30 million in revenues and 10% profit exiting fiscal 2013 (top-line CAGR of approximately 30%)."

7.   We note your reference and description of the lawsuit brought by CLST Holdings against Red Oak Partners and David Sandberg. In future filings where you provide similar discussions, please disclose Red Oak Partners and David Sandberg's response to the lawsuit and how it was ultimately settled by the parties.

*   *   *

Please direct any questions to me at (202) 551-3621 or, in my absence, to Dan Duchovny, Special Counsel, at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Song Brandon
Special Counsel
Office of Mergers and Acquisitions

VIA FACSIMILE (817-420-8201)
cc: Justin Hoover, Esq.
        Winstead PC